FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated December 12, 2002 announcing a joint effort by STMicroelectronics and Texas Instruments to establish an open standard for wireless applications.

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[STMICROELECTRONICS LOGO]                               [TEXAS INSTRUMENTS LOGO]

News Release
SC-02298
C1277D

         STMicroelectronics and Texas Instruments Team Up to Establish an Open Standard for Wireless Applications


          OMAPI(SM) Standard Interfaces Will Spur Rapid Development of
                          Mobile Products and Services


DALLAS AND GENEVA (December 12, 2002) -- Texas Instruments Incorporated (NYSE:
TXN) (TI) and STMicroelectronics (NYSE: STM) (ST) today announced a significant initiative to jointly define and promote an open standard for wireless application processor interfaces. The two companies expect the new OMAPI(SM) Standard will promote faster and broader deployment of multimedia-enhanced mobile devices and applications. ST and TI also intend to invite companies such as operating system (OS) vendors, middleware vendors, software application developers, hardware peripheral manufacturers and other industry players to embrace the new standard.

(Details of the announcement will be covered in a press conference call and webcast at 9 a.m. Central Standard Time, 4 p.m. Central European Time. Call-in number: United States: 1-800-233-9488; Outside the United States:
+1-785-830-1979. Webcast URL:
http://www.firstcallevents.com/service/ajwz370862312gf12.html.)


The new OMAPI Standard provides the Open Mobile Application Processor Interfaces for application processors targeting 2.5G and 3G mobile phones, PDAs and other portable and multimedia products. The OMAPI Standard will be comprised of a set of software interfaces to the operating system and a set of hardware interfaces defining common application peripherals. The initiative builds on both the market success and wide acceptance of TI's OMAP(TM) platform and its position as the worldwide leading supplier of wireless ICs(1) and ST's position as the worldwide number one(2) supplier of digital multimedia processing chips and its expertise in low-power System-on-Chip (SoC) design. Details of the new standard are expected to be made public in the first quarter of 2003.

_________________________

(1) IC Insights' Emerging IC Markets Report, 2003 Edition, 2002 wireless IC sales projections
(2) Instat 'Ups and Downs in MPEG Video Chips' May 2002 (IN020011MI)



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            Driving A Common Standard for Accelerated Industry Growth

"The OMAPI Standard is important to the wireless industry because it will expand the proliferation of application software and drive the growth of the emerging market for mobile multimedia services," said Gilles Delfassy, TI Senior Vice President and General Manager of TI's Wireless Business Unit. "By providing common interfaces, these two leading mobile wireless chip makers are promoting software compatibility."

As part of the first phase of the initiative ST and TI developed common software and hardware interfaces to maximize application software re-use and accelerate the design cycle, resulting in rapid innovation and faster time to market for wireless manufacturers.

The initiative also will be beneficial for OS vendors because it will enable them to define common software APIs (Application Program Interfaces) and device drivers for different application processors, maximizing re-use and commonality in the OS port.

Software developers will have a common and standard set of hardware interfaces to write applications that will significantly reduce development resources, allowing them to deliver products to market faster and improve market potential as a result of having applications that run on multiple platforms.

"By creating this new, open standard for interfaces to application processors and peripheral components supported by multiple vendors, we are simplifying both software and hardware development. It is a significant step towards our shared vision of a truly interoperable mobile multimedia world where the end user can access any service on any network using any kind of mobile terminal," said Aldo Romano, Corporate VP and General Manager of ST's Telecommunications, Peripherals and Automotive groups.

Both companies have plans for their own application processors in compliance with the new standard to be available in 2003. ST will soon launch its family of multimedia application processors complying with the OMAPI Standard. TI will support a range of OMAPI Standard compliant products, building on the current available OMAP processors.

Moving ahead, the companies intend to expand the initiative to encompass additional levels of commonality and standardization including applications, multimedia and OS support, security features, and the alignment of software development tool chains.

Companies interested in supporting the new OMAPI Standard can go to www.omapi.org

                                      # # #

About STMicroelectronics
STMicroelectronics, the world's third largest semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip
(SoC) technology and its products play a key role in enabling today's convergence markets. The Company's


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shares are traded on the New York Stock Exchange, on Euronext Paris and on the
Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at http://www.st.com.

About Texas Instruments
Texas Instruments Incorporated provides innovative DSP and Analog technologies to meet our customers' real world signal processing requirements. In addition to Semiconductor, the company's businesses include Sensors & Controls, and Educational & Productivity Solutions. TI is headquartered in Dallas, Texas, and has manufacturing, design or sales operations in more than 25 countries.

Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at www.ti.com.

Trademarks:
-----------

     OMAPI is a jointly owned trademark of Texas Instruments and STMicroelectronics
     OMAP is a registered trademark of Texas Instruments

Contacts for more information:

For STMicroelectronics -

Media Relations                             Investor Relations

Maria Grazia Prestini                       Benoit de Leusse
Director, Corporate Media Relations         Investor Relations Manager, Europe
STMicroelectronics                          STMicroelectronics
Tel: +41.22.929.6945                        Tel: +33.4.50.40.24.30

Lorie Lichtlen                              Nicole Curtin / Jean-Benoit Roquette
Financial Dynamics                          Financial Dynamics
Paris Tel: +33.1.47.03.68.10                Paris Tel: +33.1.47.03.68.10

For Texas Instruments -

Media Relations in the US                   Media Relations in Europe

Kathryn Bengtson                            Marie-Helene Raynaud
Texas Instruments                           Texas Instruments
Tel: +1.214.480.2046                        +33.(0)4.93.22.26.44
Fax: +1.972.761.2796                        mh-raynaud@ti.com
kbengtson@ti.com

Gail Chandler
Texas Instruments
Tel: +1.214.480.6808
Fax: +1.214.480.6881
g-chandler1@ti.com



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2002                    STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer